SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

World Energy Solutions, Inc.

(Name of Subject Company)

World Energy Solutions, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98145W208

(CUSIP Number of Class of Securities)

Philip V. Adams

President

World Energy Solutions, Inc.

100 Front Street

Worcester, Massachusetts 01608

Telephone: (508) 459-8100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Michael A. Refolo

Andrew Croxford

Mirick, O’Connell, DeMallie & Lougee, LLP

100 Front Street

Worcester, Massachusetts 01608-1477

Telephone: (508) 929-1622

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on November 19, 2014 by World Energy Solutions, Inc., a Delaware corporation (the “Company”), as amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Wolf Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of EnerNOC, Inc., a Delaware corporation (“EnerNOC” and, together with Merger Sub, the “Offerors”), to purchase all outstanding shares of Common Stock (collectively, the “Shares”) at a price of $5.50 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 2014 and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used in this Amendment No. 2 without definition shall have the meanings specified in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person

Item 2. “Identity and Background of Filing Person” is hereby amended as follows:

The sixth paragraph under Item 2(b) is hereby amended and restated in its entirety to read as follows:

“With respect to each award of restricted stock under the Company’s stock plans (each a “Restricted Stock Award” and collectively, the “Restricted Stock Awards”), at the Effective Time, EnerNOC will accept for payment and promptly pay following the Effective Time for all Restricted Stock Awards (whether vested or unvested) upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment). Any such payments shall be reduced by the amount of any applicable income and employment tax withholding due and not previously withheld with respect to such Restricted Shares.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3. “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended as follows:

Arrangements with Executive Officers, Directors and Affiliates of the Company.

Effect of the Offer and the Merger on Restricted Stock Awards

The paragraphs under the heading “Effect of the Offer and the Merger on Restricted Stock Awards” are hereby amended and restated in their entirety to read as follows:

“With respect to each award of restricted stock under the Company’s stock plans (each a “Restricted Stock Award” and collectively, the “Restricted Stock Awards”), at the Effective Time, EnerNOC will accept for payment and promptly pay following the Effective Time for all Restricted Stock Awards (whether vested or unvested) upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment). Any such payments shall be reduced by the amount of any applicable income and employment tax withholding due and not previously withheld with respect to such Restricted Shares.

The following table sets forth information regarding the unvested Restricted Awards held by the Company’s directors and executive officers as of November 4, 2014:

Name	Number of Shares	Consideration Payable in Respect of Shares ($)
Philip V. Adams	75,000	412,500
James F. Parslow	40,000	220,000

Total	115,000	632,500

Item 4.	The Solicitation or Recommendation

Item 4. “The Solicitation or Recommendation” is hereby amended as follows:

Fees and Expenses

The following sentence is hereby inserted at the end of the first paragraph under the heading “Fees and Expenses”:

“Pursuant to the terms of Duff & Phelps’ engagement letter with the Company, Duff & Phelps will not be liable to the Company for any losses except in the event of the fraud, willful misconduct, or gross negligence of Duff & Phelps.”

Item 8.	Additional Information.

Item 8. “Additional Information” is hereby amended as follows:

Cautionary Notes

The eighth and ninth full paragraphs under the heading “Certain Management Projections—Cautionary Notes” are hereby amended and restated as follows:

“The Projections cover multiple years and such information by its nature becomes less predictive with each successive year. In addition, the Projections will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control.

The Projections also reflect assumptions as to certain business decisions that are subject to change and cannot, therefore, be considered a guarantee of future operating results. These assumptions reflect decisions related to number of sales representatives and their booking quotas, renewals of existing contracts, employee staffing and compensation levels, channel agent commission rates, equipment purchases and retention of contractors, and marketing and other discretionary departmental expenses. Specifically, management assumed:

•	a 3% per annum improvement in sales representative productivity as a result of tighter pipeline management and improving marketing support;

•	a 1% to 3% increase in renewal rates as the Company’s automation efforts are expected to increase customer loyalty and deal execution productivity;

•	gross margin in line with historical levels with cost of goods sold increasing in proportion to revenue;

•	staff at current levels with a 3% annual increase in salaries and benefits, while commission rates and most discretionary costs remain at current levels;

•	with respect to the Enhanced Broker Portal Initiative Projections, an increase in the number of broker firms recruited, from between 5 and 10 per quarter in the Base Model to between 5 and 25 in the Base Model plus Overlay; and

•	performance by channel partners comparable to historical results of those recruited to date.”

Golden Parachute Payments

Note (2) at the bottom of page 37 is hereby amended and restated as follows:

(2)	Notwithstanding the terms of the Restricted Stock Agreements, all of the Restricted Stock Awards held by Mr. Adams will be purchased at the Offer Price. See the heading “Effect of the Offer and the Merger on Restricted Stock Awards.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Philip V. Adams
Name:	Philip V. Adams
Title:	President

Dated: December 18, 2014